TORNET

02 DEC 30 AM 8:59

December 19, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02060814

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

Fastighets AB Tornet

Postadress
Box 623
182 16 Danderyd

Besöksadress
Karlsrovägen 2 A

Telefon
08-544 905 00

Telefax
08-544 905 30

e-mail
tornet@tornet.se

Org nr
556256-1208

Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet's subsidiaries granted ISO 14001 certification

Fastighets AB Tornet's subsidiaries ArosTornet, Malmstaden, MälarTornet and SkansTornet have all obtained certification in accordance with the international environmental management standard ISO 14001. This certification means that the companies' extensive environmental work aiming at contributing to a long-term sustainable society has received a stamp of quality.

"Obtaining this official recognition that we are all contributing to a better environment is gratifying and inspiring for all staff who have taken part in this work", says Sverker Lerheden, managing director of Fastighets AB Tornet.

Certification means that Tornet's subsidiaries have undertaken to continuously improve their environmental work in a systematic way. There are four components in this process: planning, implementation, control and improvement. The work is based on a management system that is in turn based on the environmental policy. The companies set both quantitative and qualitative environmental goals in this work. Certification of the environmental management system has been issued by SP Swedish National Testing and Research Institute.

Danderyd, 19 December 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08